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                                                                      EXHIBIT 16

                       [LETTERHEAD OF ERNST & YOUNG LLP]



June 11, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K, dated May 22, 1998, of Premier Laser Systems, Inc. (the Registrant) and believe the disclosures therein do not fully and adequately describe the following matters:

1.  Revenue recognized in December 1997 - By April 21, 1998 Ernst & Young LLP
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    (E&Y) had concluded and reported to the Registrant that the recognition of
    $2.4 million of revenue from a recorded transaction with a new distributor was inappropriate and that the Registrant's third quarter financial statements must be restated. E&Y had concluded the $2.4 million transaction, which involved the movement of dental lasers and related products to the warehouse of a freight forwarder located in Irvine, California, represented a bill and hold transaction for which revenue recognition was not appropriate at December 31, 1997. Among other reasons for reaching this conclusion were the following: (a) the distributor did not acknowledge ordering the goods; (b) movement of the goods to and from the freight forwarder's warehouse was controlled by the Registrant; (c) the Registrant held the sales invoices and did not present them to the distributor for an extended period of time; (d) the distributor has not accepted or taken delivery of the goods from the Irvine, California warehouse; (e) the Registrant had no written documentation in support of its assertion that the buyer requested the transaction be on a bill and hold basis; (f) the Registrant had no written documentation of a fixed delivery schedule or fixed timing for payment to be due from the buyer. At the request of management and the Board of Directions, E&Y agreed to consider the effects on that decision of any new information that management might provide in the future. No information relevant to that decision was provided. On April 24, 1998 E&Y recommended to the Board of Directors that a committee of the Board of Directors, comprised solely of independent directors and aided by independent legal counsel, be formed to oversee and conduct, respectively, a further investigation to determine the circumstances that permitted the recording of this transaction.
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ERNST & YOUNG LLP


June 11, 1998
Securities and Exchange Commission                                       Page 2

2.  Scope of investigation - In meetings held with management on April 21, 1998,
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    the Board of Directors on April 24, 1998, and special counsel on May 6,
    1998, E&Y recommended that the scope of the investigation by the special committee and special counsel include revenue transactions recorded in the three quarters of fiscal 1998 and in the prior fiscal year. E&Y identified to each of the aforementioned parties several specific revenue transactions recorded on or about March 31, 1997 that prompted such recommendation. However, through May 22, 1998, the scope of special counsel's investigation had been limited to the transaction discussed in 1. above and, therefore, E&Y does not believe the scope of the investigation complied with our recommendations.

3.  Other matters - Access to E&Y's audit workpapers for the year ended March
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    31, 1997 was requested by special counsel on May 6, 1998 and granted by
    E&Y on May 13, 1998. Independent accountants retained by special counsel reviewed such workpapers on May 18, 1998.

We agree with the statements contained in the first, second, third, fourth and eighth paragraphs of Item 4. We have no basis to agree or disagree with statements contained in the seventh and eighth sentences of the fifth paragraph and the second and third sentences of the seventh paragraph.

                                                   /s/ ERNST & YOUNG LLP